

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Ashish Chand
President and Chief Executive Officer
Belden Inc.
1 North Brentwood Boulevard
15th Floor
St. Louis, MO 63105

      Re: Belden Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 9, 2024
          File No. 001-12561

Dear Ashish Chand:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program